                       [DELANCO BANCORP, INC. LETTERHEAD]




                                February 6, 2007



U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549

         Re:      Delanco Bancorp, Inc.
                  Registration Statement on Form SB-2
                  Request for Acceleration of Effectiveness
                  File No. 333-139339

Ladies and Gentlemen:

         Pursuant to Rule 461 of Regulation C, and in connection with the above-referenced Registration Statement, Delanco Bancorp, Inc. (the "Company") hereby requests that said Registration Statement on Form SB-2 be declared effective on February 9, 2007, at 1:00 p.m. or as soon thereafter as practicable.

         Furthermore, the Company hereby acknowledges that:

         o should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

         o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         o the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.


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U.S. Securities and Exchange Commission
February 6, 2007
Page 2


         If you have any questions regarding this request, please telephone Joseph J. Bradley or Aaron M. Kaslow of Muldoon Murphy & Aguggia LLP at 202.362.0840.

                                        Very truly yours,

                                        DELANCO BANCORP, INC.

                                        /s/ Robert M. Notigan

                                        Robert M. Notigan
                                        President and Chief Executive Officer


cc: Jessica Livingston, Securities and Exchange Commission


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                          [RYAN BECK & CO. LETTERHEAD]




February 6, 2007


U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

         Re:      Delanco Bancorp, Inc.
                  Registration Statement on Form SB-2
                  Request for Acceleration of Effectiveness
                  File No. 333-139339

Ladies and Gentlemen:

         In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join Delanco Bancorp, Inc. (the "Company") in requesting that the Company's above-referenced Registration Statement on Form SB-2 be declared effective on February 9, 2007 at 1:00 p.m., or as soon thereafter as practicable.


                                      Very truly yours,


                                      /s/ Robin P. Suskind
                                      -------------------------
                                      Robin P. Suskind:
                                      Managing Director